FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	September	……………………………………………… ,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	September 7, 2023	By...../s/........Sachiho Tanino.........................
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Division Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Director Changes

September 7, 2023

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (Prime Market) and other Stock Exchanges
Inquiries: Sachiho Tanino General Manager Consolidated Accounting Div. Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Director Changes

At a Board of Directors meeting held on September 7, 2023, Canon Inc. (the “Company”) passed a resolution regarding Director changes as follows.

These changes are to be formally approved at the Ordinary General Meeting of Shareholders for the 123rd Business Term to be held in March 2024.

1	Reason for Changes

To further strengthen management structure

2	Details of Director Changes

1.	Newly Appointed Director Candidates (Note 1)

• Kazuto Ogawa	Senior Managing Executive Officer of Canon Inc. (present) President and CEO of Canon U.S.A., Inc. (present)

• Hiroaki Takeishi	Senior Managing Executive Officer of Canon Inc. (present) Head of Industrial Group (present)

• Minoru Asada	Senior Managing Executive Officer of Canon Inc. (present) Group Executive, Finance & Accounting Headquarters (present)

• Masayuki Ikegami	Justice of the Supreme Court, Japan (former)

• Masaki Suzuki	Vice-Minister of the Environment of Ministry of the Environment Japan (former)

• Akiko Ito	Commissioner, Consumer Affairs Agency, Japan (former) (Note 2)
2.	Retiring Directors

• Kunitaro Saida

Note 1:	Masayuki Ikegami, Masaki Suzuki, and Akiko Ito are to be outside directors.
Note 2:	Akiko Ito is registered as Akiko Noda in Japan’s Family Register System.

<Attachments>

•	Biographies of Newly Appointed Director Candidates

Biography

Canon Inc.

Kazuto Ogawa

Education:

1981	Graduated Department of Psychology, Faculty of Letters, Waseda University

Career:

Apr.	1981	Joined Canon Inc.
Jul.	1995	Manager of BJ Printer Marketing Dept. 1, BJ Printer Marketing Div., BJ Printer Products Business Group
Sep.	1995	Transferred to Canon Singapore Pte. Ltd.
Jan.	2000	Transferred to Canon Hongkong Co., Ltd.
Aug.	2003	Transferred to Canon (China) Co., Ltd.
Apr.	2005	President and CEO of Canon Singapore Pte. Ltd.
Mar.	2008	President and CEO of Canon Canada Inc.
Apr.	2011	Executive Officer of Canon Inc.
Feb.	2014	Executive Vice President of Canon (China) Co., Ltd.
Apr.	2016	Managing Executive Officer of Canon Inc.
Apr.	2018	President and COO of Canon U.S.A., Inc.
Apr.	2020	President and CEO of Canon U.S.A. Inc. (present)
Apr.	2021	Senior Managing Executive Officer of Canon Inc. (present)

As of August 2023

Biography

Canon Inc.

Hiroaki Takeishi

Education:

1988	Graduated School of Control Engineering, Tokyo Institute of Technology

Career:

Jul.	1990	Joined Canon Inc.
Apr.	2003	Manager of Semiconductor Production Equipment Design Dept. 24
Jan.	2006	General Manager of Semiconductor Production Equipment Development Div. 21
Jul.	2008	Senior General Manager of Semiconductor Production Equipment Design Center 2
Jul.	2009	Senior General Manager of Semiconductor Production Equipment PLM Center 1
Jan.	2012	Group Executive of Semiconductor Production Equipment Group Optical Products Operations
Apr.	2012	Executive Officer of Canon Inc.
Jul.	2016	Deputy Chief Executive of Optical Products Operations
Jan.	2017	Chief Executive of Optical Products Operations (present)
Apr.	2017	Managing Executive Officer of Canon Inc.
Apr.	2021	Senior Managing Executive Officer of Canon Inc. (present) Head of Industrial Group (present) Chairman & CEO, Canon Tokki Corporation (present)

As of August 2023

Biography

Canon Inc.

Minoru Asada

Education:

Mar.	1985	Graduated Faculty of Economics, Sophia University, Tokyo

Career:

Apr.	1985	Joined Canon Inc.
Jul.	1991	Transferred to Canon U.S.A., Inc.
Jul.	1996	Budget Dept., Finance & Accounting Headquarters
Jan.	2004	Manager, LBP Accounting Dept., LBP Production Planning & Promotion Div., Peripheral Products Global Manufacturing Management Center, Peripheral Products Operations
Apr.	2004	Transferred to Canon U.S.A., Inc.
Dec.	2010	General Manager, Accounting Planning Administration Div., Global Accounting Planning Administration Center, Finance & Accounting Headquarters
Jan.	2013	General Manager, Group Executive Office, Finance & Accounting Headquarters
Jan.	2014	General Manager, Budget & Management Administration Div., Group Management Center, Finance & Accounting Headquarters
Apr.	2016	Senior General Manager, Group Management Center, Finance & Accounting Headquarters
Apr.	2017	Executive Officer of Canon Inc.
Apr.	2018	Deputy Group Executive, Finance & Accounting Headquarters
Sep.	2018	Executive Vice President & COO, Océ Technologies B.V.
		(Currently, Canon Production Printing Netherlands B.V. (the Netherlands))
Dec.	2018	President & CEO, Océ Holding B.V.
		(Currently, Canon Production Printing Holding B.V. (the Netherlands))
Apr.	2020	Managing Executive Officer of Canon Inc.
Jan.	2023	Group Executive, Finance & Accounting Headquarters (present)
Apr.	2023	Senior Managing Executive Officer of Canon Inc. (present)

As of August 2023

Biography

Masayuki Ikegami

Education:

1975	Graduated Faculty of Law, Tohoku University

Career:

Apr.	1977	Appointed as Public Prosecutor
Jun.	2006	Deputy Vice-Minister of Justice of Ministry of Justice
Oct.	2008	Public Prosecutor of Supreme Public Prosecutors Office
Aug.	2011	Deputy Prosecutor-General of Supreme Public Prosecutors Office
Jul.	2012	Superintending Prosecutor of Nagoya High Public Prosecutors Office
Jan.	2014	Superintending Prosecutor of Osaka High Public Prosecutors Office
Oct.	2014	Justice of the Supreme Court
Aug.	2021	Retired from Justice of the Supreme Court
Mar.	2023	Registered as an attorney (present)

As of August 2023

Biography

Masaki Suzuki

Education:

1978	Graduated Faculty of Law, Tokyo University

Career:

Apr.	1978	Joined Ministry of Finance
Jul.	2007	Deputy Vice Minister for Policy Planning and Co-ordination of Minister’s Secretariat of Ministry of Finance
Jul.	2008	Councilor of Minister’s Secretariat of Ministry of the Environment
Sep.	2012	Deputy Vice Minister of Minister’s Secretariat of Ministry of the Environment
Jul.	2014	Vice-Minister of the Environment of Ministry of the Environment
Jul.	2015	Retired from Ministry of the Environment
Oct.	2015	Chairman and Representative Director of AEON Bank, Ltd.
Jun.	2016	Chairman of AEON Financial Service Co., Ltd.
Mar.	2017	Executive Officer in charge of Comprehensive Financial Business of AEON Co., Ltd.
Jun.	2023	Outside Director of FP Partner Inc. (present)

As of August 2023

Biography

Akiko Ito

Education:

1984	Graduated Faculty of Engineering, Kyoto University

Career:

Apr.	1984	Joined Ministry of Construction
Sep.	2014	Councillor, Cabinet Secretariat Deputy Director General, Secretariat of the Headquarters for Overcoming Population Decline and Vitalizing Local Economy in Japan
Jun.	2016	Deputy Director-General, Ministry of Land, Infrastructure, Transport and Tourism
Jul.	2017	Director-General, Housing Bureau, Ministry of Land, Infrastructure, Transport and Tourism
Jul.	2018	Councillor, Cabinet Secretariat Director General, Secretariat of the Headquarters for Overcoming Population Decline and Vitalizing Local Economy in Japan
Jul.	2019	Commissioner, Consumer Affairs Agency
Jul.	2022	Retired from Consumer Affairs Agency
Mar.	2023	Representative Director, The Research Institute for communities, Human resources and work (present)
Jun.	2023	Outside Director, ITOCHU Corporation (present)

As of August 2023